Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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2001
7%
1%
23%
10%
59%
2003
9%
2%
23%
47%
19%
Wireline phone
Wireless phone
E-mail
Instant messaging/chat
SMS

Source: Forrester

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More Consumer Choices

Every Platform = Multiple Providers

1 platform 3%
2 platforms 12%
3 platforms 85%

Broadband from satellite + 1 additional source 29%
Broadband from satellite + 2 additional sources 62%
Broadband only from satellite 4%
No broadband 5%

Voice

Broadband

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More Competition

SBC
Verizon
Qwest
BellSouth
AT&T
MCI
Level (3) Communications
Savvis

Cingular raising the bar
Sprint
Verizon wireless
T-Mobile

Voice and Data Providers

Wireless

Cable

VoIP

Comcast
Cox
Time Warner Cable

Vonage The Broadband Phone Company
Skype
AT&T CallVantage Phone service for broadband
America Online

SBC

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Transformation Benefits for Business
Integrated IP Business Services

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Transformation Benefits for Consumers

A Digital Lifestyle

SBC
U-verse
U-verse Voice
U-verse TV
U-verse Messaging
U-verse Broadband

SBC

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

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Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

The SBC Transformation

From local service provider to premier communications and entertainment services provider

[LOGO]

Cautionary Language Concerning
Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this presentation based on new information or otherwise.

[LOGO]

Note

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations Web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Agenda

one	Changing Market Conditions New technology/substitution More competitors

two	The SBC Strategy Project Lightspeed Wireless/Wireline integration Enterprise/AT&T Merger

three	Delivering Customer Benefits Consumer and small business Enterprise business

The World Is Changing

from	Separate services: Local, long distance, mobile, video, Internet	to	Bundled services: All distance voice, voice/data/video packages

from	Separate platforms: Phone for voice, computer for Internet	to	Multi-use devices: Blackberries; mobile phones with messaging, e-mail, video; computer for Internet phone and IM

from	Separate providers: Cable companies for video, phone companies for voice	to	Multi-product providers: Cable, mobile, and wireline companies offering voice/video/data

Wireline Phone No Longer Supports the
Majority of Consumer Communications

2001		2003
	==>
[CHART]		[CHART]

Source: Forrester

More Consumer Choices

Every Platform = Multiple Providers

[CHART]	[CHART]

Voice ~97% of the population has access to at least 2 voice platforms	Broadband ~91% of the population has access to 2 forms of broadband service

Source: Warren’s Cable Database; Empower Wireless; Company Web sites

More Competition

[LOGO]	[LOGO]
Voice and Data Providers	Wireless
Cable	VoIP
[LOGO]	[LOGO]

The SBC Strategy

“We intend to be the only communications and entertainment provider our customers will ever want.”

- Ed Whitacre, Chairman and CEO

•  Leading the IP transformation

•  Integrating the wireless/wireline experience

•  Becoming a major player in the enterprise business market

[GRAPHIC] >Leading
the IP Transformation

State-of-the-art network, foundation for

next-generation voice, Internet

and data services

Project Lightspeed:
$4 billion investment
40,000 miles of fiber by EOY ‘07
Initial deployment to 18 million homes
20 — 25 Mbps of bandwidth

From IP platform, integrated
video, wireless, broadband and
voice services

IPTV will enable
high-definition programming,
customizable channels, video-on-
demand, digital video recording, instant
channel-changing, multiple PIPs

Cingular Wireless is critical to our
transformation and growth strategy,
as customers look to new
technologies for communications.

Wireless/Wireline
Integration

[GRAPHIC]

By integrating wireless and wireline services,
customers have the ability access to
seamless communications virtually
anywhere, anytime, on any device.

With AT&T Wireless acquisition, Cingular
Wireless has strongest spectrum
position in the U.S. and presence in
nation’s top 100 markets.

Spectrum enables companies to
create powerful new services –
in particular data services – for customers.

SBC FreedomLink Wi-Fi and high-speed
EDGE technology for data available now.
Cingular deploying even faster UMTS 3G
technology this year.

Enterprise
Business Market	[GRAPHIC]

Through the merger with AT&T, SBC will
evolve into a global data and
enterprise provider.

The merger brings together two companies
with complementary strengths, product
sets and customer bases.

The combined company will set the
standard for transitioning from legacy
technologies to next-generation IP
networks and services.

Transformation Benefits for Business

Integrated IP Business Services

[GRAPHIC]

Transformation Benefits for Consumers

A Digital Lifestyle

[GRAPHIC]

The SBC Transformation

From local service provider to premier communications and entertainment services provider

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.